UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Zwi Williger
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications

See Item 1

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 9 Pages

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,171,737 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,171,737 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,171,737 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.84%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,600 Ordinary Shares (see Item 5)
	8	SHARED VOTING POWER 7,171,737 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 8,600 Ordinary Shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 7,171,737 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,180,337 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: M52523103	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zwi Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 504,407 Ordinary Shares (see Item 5)
	8	SHARED VOTING POWER 7,171,737 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 504,407 Ordinary Shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 7,171,737 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,676,144 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.55%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: M52523103	SCHEDULE 13D	Page 6 of 9 Pages

Item 1.  Security and Issuer.

This Amendment No. 20 (the "Amendment") amends and supplements the Schedule 13D dated October 7, 2002, as amended (the "Schedule 13D"), originally filed with the Securities and Exchange Commission by Willi-Food Investments Ltd. ("WIL"), Mr. Zwi Williger ("ZW") and Mr. Joseph Williger ("JW”, and together with WIL and ZW, the “Reporting Persons”).

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the "Ordinary Shares"), of G. Willi-Food International Ltd. (the "Issuer"), an Israeli corporation with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date hereof.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a)           As of May 20, 2011, (i) WIL beneficially owned 7,171,737 Ordinary Shares, equal to approximately 52.84% of the total number of Ordinary Shares outstanding as of that date; (ii) JW beneficially owned 7,180,337 Ordinary Shares, equal to approximately 52.90% of the total number of Ordinary Shares outstanding as of that date; and (iii) ZW beneficially owned 7,676,144 Ordinary Shares, equal to approximately 56.55% of the total number of Ordinary Shares outstanding as of that date.

(b)           As of May 20, 2011, WIL, ZW, and JW have shared voting and dispositive power over 7,171,737 Ordinary Shares that are beneficially owned by them.  JW has sole voting and dispositive power over 8,600 Ordinary Shares. ZW has sole voting and dispositive power over 504,407 Ordinary Shares. WIL, JW, and ZW have no agreement to act as a group with respect to the shares beneficially owned by the other.

CUSIP No.: M52523103	SCHEDULE 13D	Page 7 of 9 Pages

(c)           The following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons since the filing of Amendment No. 19 to the Schedule 13D dated July 21, 2010. All transactions were effected on the NASDAQ Capital Market, except for the sale made on April 5, 2011, which was a private transaction.:

Date	Sale of Ordinary Shares by WIL	Sale of Ordinary Shares by JW	Sale of Ordinary Shares by ZW	Price Per Share *
08/12/10	---	685	---	US $ 6.02
04/05/11	---	---	100,000	US $ 7.80
04/08/11	---	---	7,417	US $ 7.70
04/28/11	---	---	3,472	US $ 7.50
05/02/11	---	---	3,823	US $ 7.51
05/06/11	---	---	12,705	US $ 7.50
05/09/11	---	---	30,000	US $ 7.61
05/10/11	---	---	35,795	US $ 7.76
___________

*           Expressed in U.S. dollars before brokers’ commission.

[Remainder of page intentionally left blank;
signatures on next page]

CUSIP No.: M52523103	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: May 23, 2011	Willi-Food Investments Ltd.
	By:	/s/ Joseph Williger
Name: Joseph Williger
Title: Chairman
Dated: May 23, 2011	By:	/s/ Joseph Williger
Joseph Williger
Dated: May 23, 2011	By:	/s/ Zwi Williger
Zwi Williger

CUSIP No.: M52523103	SCHEDULE 13D	Page 9 of 9 Pages

Schedule 1

Set forth below are the names of the directors and executive officers of Willi-Food Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

Name of Director	Business address	Principal Occupation	Citizenship

Joseph Williger	4 Nahal Harif St., Yavne 81224, Israel	Chief Executive Officer and Director	Israel

Zwi Williger	4 Nahal Harif St., Yavne 81224, Israel	Chief Operating Officer and Director	Israel

Gil Hochboim	4 Nahal Harif St., Yavne 81224, Israel	Vice President	Israel

Baruch Shusel	4 Nahal Harif St., Yavne 81224, Israel	Chief Financial Officer	Israel

Israel Adler	18 Alterman St., Kefar Saba Israel	Lawyer	Israel

Shlomit Penn	4 Hasachkav St., Raanana Israel	VP – ECI Telecom	Israel

Shmuel Mesenberg	15 Hafetz Mordechai St., Petah Tikva Israel	Director	Israel